EXHIBIT (d)(9)(b)

FEE REDUCTION AGREEMENT

     AGREEMENT made as of this 16th day of June 2008 between Eaton Vance Management (the “Adviser”), and Parametric Risk Advisors LLC (the “Sub-Adviser”).

     WHEREAS, the Adviser has entered into an Investment Advisory Agreement (the “Advisory Agreement”) with Eaton Vance Special Investment Trust, a Massachusetts business trust (the “Trust”), on behalf of Eaton Vance Enhanced Equity Option Income Fund (the “Fund”), relating to the provision of portfolio management services to the Fund; and

     WHEREAS, the Advisory Agreement provides that the Adviser may delegate any or all of its portfolio management responsibilities under the Advisory Agreement to one or more sub-investment advisers; and

     WHEREAS, the Adviser has entered into an Investment Sub-Advisory Agreement (“Sub-Advisory Agreement”) with the Sub-Adviser, which Sub-Advisory Agreement provides that the Sub-Adviser shall be entitled to receive an asset-based fee payable at a certain rate; and

     WHEREAS, the Sub-Adviser has offered to reduce such sub-advisory fee rate, and the Adviser has accepted such fee reduction, such fee reduction being effective as of July 1, 2008; and

       WHEREAS, the Adviser and the Sub-Adviser wish to memorialize said fee reduction in writing;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Adviser and the Sub-Adviser hereby agree as follows:

1.	For so long as the Sub-Advisory Agreement shall remain in effect, notwithstanding any provisions of the Sub-Advisory Agreement to the contrary, the Sub-Adviser will reduce its sub- advisory fee for the Fund in accordance with the fee reduction schedule set forth on Exhibit A hereto.

2.	This Agreement only may be terminated or amended upon the mutual written consent of the Adviser and the Sub-Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser, Sub-Adviser or the Trust (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund.

3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Fund” shall mean the vote, at a meeting of shareholders, of the lesser of (i) 67 per centum or more of the shares of the Fund present or represented by proxy at the meeting if the holders of more than 50 per centum of the outstanding shares of the Fund are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding shares of the Fund.

4.	This instrument is executed under seal and shall be governed by Massachusetts law.

     IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

EATON VANCE MANAGEMENT

By: /s/ Maureen A. Gemma
Maureen A. Gemma
Vice President
and not individually

PARAMETRIC RISK ADVISORS LLC

By: /s/ Bradley Berggren
Bradley Berggren
President

Acknowledged and agreed to as of the day and year first above written:

EATON VANCE SPECIAL INVESTMENT TRUST

(on behalf of Eaton Vance Enhanced Equity Option Income Fund)

By: /s/ Thomas E. Faust Jr.
Thomas E. Faust Jr.
President

EXHIBIT A
SUB-ADVISORY FEE REDUCTION SCHEDULE
(Effective July 1, 2008)

The Sub-Adviser’s asset-based sub-advisory fee schedule is reduced and computed as follows:

Average Daily Net Assets for the Month	Annual Fee Rate

Up to $1 billion	0.185%

$1 billion up to $3 billion	0.180%

$3 billion up to $5 billion	0.175%

$5 billion and over	0.170%